AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ROOMONGO, INC.

        Pursuant to Sections 7-110-103 and 7-110-107 of the Colorado Business Corporation Act, Roomongo, Inc., a corporation organized and existing under the laws of Colorado, hereby amends and restates its Articles of Incorporation and certifies that:

        1.   The name of the corporation is Roomongo, Inc. (the "Corporation"). The date of filing the Corporation's original Articles of Incorporation with the Colorado Secretary of State was July 28, 2017.

        2.   Pursuant to Sections 7-110-103 and 7-110-107 of the Colorado Business Corporation Act, these Amended and Restated Articles of Incorporation were approved and adopted by the board of directors and shareholders of the Corporation on January 31, 2019, in the manner prescribed by the Colorado Business Corporation Act.

        3.   The text of the Articles of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Roomongo, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Colorado is 7700 E Arapahoe Rd Ste 220, Centennial, CO, 80112-1268, US. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Colorado Business Corporation Act.

ARTICLE IV

The total number of shares of capital stock which the Corporation shall have authority to issue is 200,000,000 shares of Common Stock, $0.0001 par value per share, and 50,000,000 shares of Preferred Stock, $0.0001 par value per share.

Immediately upon the filing of this Articles (the "**Effective Time**"), the Corporation is effecting a forward split of its outstanding Common Stock by way of a stock dividend (the "**Stock Dividend**") such that a dividend of 999,999 validly issued, fully paid and non-assessable shares of Common Stock shall be paid upon each outstanding share of Common Stock, without any action by the holder thereof or by the Corporation. No fractional shares shall be issued in connection with the Stock Split. As a result of the Stock Dividend the ten (10) issued and outstanding shares of Common Stock as of the Effective Date shall be reclassified into 10,000,000 shares of Common Stock.

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the Colorado Business Corporation Act, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Colorado.

ARTICLE V

In addition to all other protections against liability afforded directors under the Colorado Business Corporation Act, no director of the Corporation shall be personally liable to the Corporation or to its shareholders for monetary damages for breach of his fiduciary duty as a director, provided that the foregoing provision shall not eliminate or limit the liability of a director to the Corporation or its shareholders for monetary damages for (1) any breach of the director's duty of loyalty to the Corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) acts specified in Section 7-108-403 of the Colorado Business Corporation Act; or (4) any transaction from which the director derived an improper personal benefit.

The Corporation is authorized to purchase, maintain or provide insurance on behalf of a person who is or was a director of the Corporation against liability asserted against or incurred by the director or arising from his status as a director.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, amend or repeal the By-laws or adopt new By-laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Articles of Incorporation has been executed by a duly authorized officer of the Corporation on this 27th day of January, 2021.

By: /s/
   Patrick O'Hara
   Chief Executive Officer